SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.)

Under the Securities Exchange Act of 1934

BCSB Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367106
(CUSIP Number)

June 26, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055367106

1.

Names of Reporting Persons.   ODS Capital, LLC

I.R.S. Identification Nos. of above persons (entities only).

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]

(b)  [x]

3.

SEC Use Only

4.

Citizenship of Place of Organization

Florida

Number

5.

Sole Voting Power

Of

Shares

0

Beneficially

Owned

6.

Shared Voting Power

By

172,870

Each

Reporting

7.

Sole Dispositive Power

Person

0

With:

8.

Shared Dispositive Power

172,870

9.

Aggregate Amount Beneficially Owned by each Reporting Person

172,870

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.

Percent of Class Represented by Amount in Row 9

5.4%

12.

Type of Reporting Person (See Instructions)

OO

CUSIP No.  055367106

1.

Names of Reporting Persons.   Hilary L. Shane

I.R.S. Identification Nos. of above persons (entities only).

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [  ]

(b)  [x]

3.

SEC Use Only

4.

Citizenship of Place of Organization

Florida

Number

5.

Sole Voting Power

Of

Shares

0

Beneficially

Owned

6.

Shared Voting Power

Each

174,299

By

Each

7.

Sole Dispositive Power

Reporting

0

Person

With:

8.

Shared Dispositive Power

174,299

9.

Aggregate Amount Beneficially Owned by each Reporting Person

174,299

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.

Percent of Class Represented by Amount in Row 9

5.5%

12.

Type of Reporting Person (See Instructions)

IN

 ITEM 1:

(a)  Name of Issuer:

BCSB Bancorp, Inc.

 (b)  Address of Issuer’s Principal Executive Offices:

4111East Joppa Road

Suite 300

Baltimore, MD 21236

ITEM 2:

(a)  Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	ODS Capital, LLC, a Florida limited liability company (“ODS Capital”), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)

Ms. Hilary L. Shane (“Ms. Shane”), who is the Managing Member of ODS Capital with respect to shares of Common Stock directly held by ODS Capital.  Ms. Shane also is trustee and a beneficiary of The Hilary L. Shane Revocable Trust FBO Hilary L. Shane (the “Trust”), with respect to shares of Common Stock (1,429) directly held by the Trust.

ODS Capital and Ms. Shane are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  Address of Principal Business Office or, if None, Residence:

The principal office and business address of ODS Capital and Ms. Shane is:

78 Lighthouse Drive, Jupiter, Florida 33469.

(c)  Citizenship:

Florida

(d)  Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)  CUSIP Number:

055367106

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

A.	ODS Capital, LLC

(a)	Amount beneficially owned: 172,870

(b)	Percent of class: 5.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 172,870

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 172,870

B.	Hilary L. Shane

(a)	Amount beneficially owned: 174,299

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 174,299

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 174,299

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ]

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 1, 2013

By: /s/ Hilary L. Shane

Hilary L. Shane, individually and as

(a)

Manager of ODS Capital, LLC; and

(b)

as Trustee of the Hilary L. Shane Revocable

Trust, FBO Hilary L. Shane